IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD FORM 40-F FILED ON EDGAR; AIF FILED ON SEDAR

Toronto, Ontario, March 14, 2024 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") announces that it has filed with the U.S. Securities and Exchange Commission its Form 40-F report consisting of its 2023 annual audited financial statements, management discussion and analysis and the annual information form ("AIF"). These filings are available through EDGAR at http://www.sec.gov/edgar.

The Company's AIF has also been filed with applicable Canadian securities regulatory authorities and is available under the Company's profile at www.sedarplus.ca, along with its previously filed annual audited financial statements and management's discussion and analysis for the year-ended December 31, 2023.

Canadian and U.S. regulatory filings are also available on the Company's website at www.iamgold.com. Hard copies of the annual audited financial statements and accompanying notes are available to shareholders upon written request.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in the first quarter of 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com